

Veptas Technology Solutions, Inc.
5 Great Valley Parkway, Suite 210
Malvern, PA 19355

OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$10,000**	**$9,300**
Maximum Amount	**100,000**	**$500,000**	**$465,000**

THE COMPANY

1.   Name of issuer: Veptas Technology Solutions, Inc.

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	*John Iatesta*
Principal Occupation:	Chief Executive Officer, Veptas Technology Solutions, Inc.
Dates of Service:	11/01/2017 - Present
Responsibilities:	Company direction, business development
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	Director
Dates of Service:	11/1/2017 - present
Responsibilities:	Corporate governance
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	MasterServ Financial



Veptas Technology Solutions, Inc.
5 Great Valley Parkway, Suite 210
Malvern, PA 19355

OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$10,000**	**$9,300**
Maximum Amount	**100,000**	**$500,000**	**$465,000**

Employer's principal business:	Process automation, software development
Title:	CEO
Dates of Service:	12/01/2009 - 11/01/2017
Responsibilities:	Company oversight, business development
Employer:	Information Assurance Professionals, Inc.
Employer's principal business:	Banking software development
Title:	CEO
Dates of Service:	12/01/2005 - 11/01/2017
Responsibilities:	Account management, sales activities

Name:	*Anthony Roveda*
Title:	President, Veptas Technology Solutions, Inc.
Dates of Service:	11/01/2017 - Present
Responsibilities:	Corporate accountability, business development

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position:	Director

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	MasterServ Financial
Employer's principal business:	Process Automation, software development
Title:	Vice President
Dates of Service:	02/01/2017 - 11/01/2017
Responsibilities:	SME, business development
Employer:	LendingHome
Employer's principal business:	Hard money and conventional lending
Title:	Director of Valuation
Dates of Service:	06/01/2016 - 02/01/2017
Responsibilities:	Managed valuation team, worked with CapM, risk, sourced automated tools for sales teams.
Employer:	HouseCanary
Employer's principal business:	Valuation/predictive analytic software development
Title:	Director of Appraiser Experience, Appraisal Research
Dates of Service:	06/01/2015 - 04/01/2016
Responsibilities:	SME, UI/UX dev and testing, sales support

Name:	*John George*



Veptas Technology Solutions, Inc.
5 Great Valley Parkway, Suite 210
Malvern, PA 19355

OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

Principal Occupation:	Chief Operating Officer, Veptas Technology Solutions, Inc.
Dates of Service:	11/01/2017 - Present
Responsibilities:	Daily operations, accounting

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position:	Director
Dates of Service:	11/1/2017 – present
Responsibilities:	Corporate governance

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	MasterServ Financial
Employer's principal business:	Process automation, software development
Title:	COO
Dates of Service:	01/01/2009 - 11/01/2017
Responsibilities:	Daily operations, accounting

Name:	*Keith Wolf*

Principal Occupation:	Chief Compliance Officer, Veptas Technology Solutions, Inc.
Dates of Service:	11/01/2017 - Present
Responsibilities:	Compliance, risk, data services

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position:	Director
Dates of Service:	11/1/2017 – present
Responsibilities:	Corporate governance

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	LendingHome
Employer's principal business:	Hard money and conventional lending
Title:	Analyst
Dates of Service:	01/01/2017 - Present
Responsibilities:	Valuation analysis
Employer:	KWolf Consulting, Inc.
Employer's principal business:	Valuation Consulting
Title:	CEO
Dates of Service:	01/01/2014 - Present
Responsibilities:	Valuation, sales, compliance
Employer:	Wingspan Portfolio Advisors
Employer's principal business:	Mortgage Services



Veptas Technology Solutions, Inc.
5 Great Valley Parkway, Suite 210
Malvern, PA 19355

OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$10,000**	**$9,300**
Maximum Amount	**100,000**	**$500,000**	**$465,000**

Title:	SVP Credit Risk
Dates of Service:	01/01/2012 - 01/01/2014
Responsibilities:	Risk, compliance

Name:	*Steve Jamison*
Principal Occupation:	Chief Technology Officer, Veptas Technology Solutions, Inc.
Dates of Service:	11/01/2017
Responsibilities:	Development team oversight

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

None

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Anexinet
Employer's principal business:	IT Consulting
Title:	Senior Consultant
Dates of Service:	10/01/2017 - Present
Responsibilities:	Software development management

Employer:	MasterServ Financial
Employer's principal business:	Process automation, software development
Title:	CTO
Dates of Service:	02/01/2010 - 11/01/2017
Responsibilities:	Application development

Employer:	Group9 Inc.
Employer's principal business:	Mortgage Services
Title:	CIO
Dates of Service:	10/01/2002 - 21/01/2008
Responsibilities:	

Name:	Lester Firstenberger
Dates of Board Service:	01/01/2018 - Present

Principal Occupation:	Attorney
Employer:	Veptas Technology Solutions, Inc.
Dates of Service:	01/01/2018 - Present
Employer's principal business:	Residential Mortgage Appraisal Technology


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$10,000**	**$9,300**
Maximum Amount	**100,000**	**$500,000**	**$465,000**

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position:	Director
Dates of Service:	11/1/2017 – present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	DFC Global
Employer's principal business:	Small Dollar and Installment lending
Title:	SVP, Regulatory and Government Affairs
Dates of Service:	May, 20, 2015-29 June 2018
Responsibilities:	All Regulatory and Government relations

Employer:	Freedom Mortgage Corp
Employer's principal business:	Residential Mortgage Lending
Title:	Corporate Counsel
Dates of Service:	Aug 2012 to May 2015
Responsibilities:	Lead counsel for all compliance and transactions for origination, servicing and finance
Employer:	Huron Consulting
Employer's principal business:	Complex Financial Institution Consulting
Title:	Consultant
Dates of Service:	Feb 2011 to Aug 2012
Responsibilities:	Lead counsel on Mortgage services

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	*John Iatesta*
Title:	Chief Executive Officer
Dates of Service:	11/01/2017 - Present
Responsibilities:	Company direction, business development

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position:	NONE

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	MasterServ Financial
Employer's principal business:	Process automation, software development



OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$10,000**	**$9,300**
Maximum Amount	**100,000**	**$500,000**	**$465,000**

Title:	CEO
Dates of Service:	12/01/2009 - 11/01/2017
Responsibilities:	Company oversight, business development

Employer:	Information Assurance Professionals, Inc.
Employer's principal business:	Banking software development
Title:	CEO
Dates of Service:	12/01/2005 - 11/01/2017
Responsibilities:	Account management, sales activities

Name:	*Anthony Roveda*

Title:	President
Dates of Service:	11/01/2017 - Present
Responsibilities:	UI/UX oversight/development, business development

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position:	NONE

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	MasterServ Financial
Employer's principal business:	Process Automation, software development
Title:	Vice President
Dates of Service:	02/01/2017 - 11/01/2017
Responsibilities:	SME, business development
Employer:	LendingHome
Employer's principal business:	Hard money and conventional lending
Title:	Director of Valuation
Dates of Service:	06/01/2016 - 02/01/2017
Responsibilities:	Managed valuation team, worked with CapM, risk, sourced automated tools for sales teams.
Employer:	HouseCanary
Employer's principal business:	Valuation/predictive analytic software development
Title:	Director of Appraiser Experience, Appraisal Research
Dates of Service:	06/01/2015 - 04/01/2016
Responsibilities:	SME, UI/UX dev and testing, sales support

Name:	*John George*


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

Title:	Chief Operating Officer
Dates of Service:	11/01/2017 - Present
Responsibilities:	Daily operations, accounting

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position	NONE

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	MasterServ Financial
Employer's principal business:	Process automation, software development
Title:	COO
Dates of Service:	01/01/2009 - 11/01/2017
Responsibilities:	Daily operations, accounting

Name:	Keith Wolf

Title:	Chief Compliance Officer
Dates of Service:	11/01/2017 - Present
Responsibilities:	Compliance, risk, data services

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position:	NONE

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	LendingHome
Employer's principal business:	Hard money and conventional lending
Title:	Analyst
Dates of Service:	01/01/2017 - Present
Responsibilities:	Valuation analysis
Employer:	KWolf Consulting, Inc.
Employer's principal business:	Valuation Consulting
Title:	CEO
Dates of Service:	01/01/2014 - Present
Responsibilities:	Valuation, sales, compliance
Employer:	Wingspan Portfolio Advisors
Employer's principal business:	Mortgage Services
Title:	SVP Credit Risk
Dates of Service:	01/01/2012 - 01/01/2014
Responsibilities:	Risk, compliance

Name:	
	Steve Jamison



OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

Title:	Chief Technology Officer
Dates of Service:	11/01/2017
Responsibilities:	Development team oversight

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position:	NONE

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Anexinet
Employer's principal business:	IT Consulting
Title:	Senior Consultant
Dates of Service:	10/01/2017 - Present
Responsibilities:	Software development management
Employer:	MasterServ Financial
Employer's principal business:	Process automation, software development
Title:	CTO
Dates of Service:	02/01/2010 - 11/01/2017
Responsibilities:	Application development
Employer:	Group9 Inc.
Employer's principal business:	Mortgage Services
Title:	CIO
Dates of Service:	10/01/2002 - 21/01/2008
Responsibilities:	

Name:	Lester Firstenberger
Dates of Board Service:	01/01/2018 - Present

Principal Occupation:	General Counsel
Employer:	Veptas Technology Solutions, Inc.
Dates of Service:	01/01/2018 - Present
Employer's principal business:	Residential Mortgage Appraisal Technology

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position:	General Counsel

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:



OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

Employer:	DFC Global
Employer's principal business:	Small Dollar and Installment lending
Title:	SVP, Regulatory and Government Affairs
Dates of Service:	May, 20, 2015-29 June 2018
Responsibilities:	All Regulatory and Government relations

Employer:	Freedom Mortgage Corp
Employer's principal business:	Residential Mortgage Lending
Title:	Corporate Counsel
Dates of Service:	Aug 2012 to May 2015
Responsibilities:	Lead counsel for all compliance and transactions

for origination, servicing and finance

Employer:	Huron Consulting
Employer's principal business:	Complex Financial Institution Consulting
Title:	Consultant
Dates of Service:	Feb 2011 to Aug 2012
Responsibilities:	Lead counsel on Mortgage services


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,300**
Maximum Amount	**100,000**	**$500,000**	**$465,000**

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

The Company currently has no beneficial owners of greater than or equal 20% of the outstanding voting equity securities.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Veptas Technology Solutions, Inc. ("Veptas," "we," "us" or the "Company) offers to the US residential mortgage lending markets a more efficient real estate appraisal service and technology using our proprietary automated appraisal management system (the "Platform).   The Platform eliminates the need for lenders to utilize the cost and service inefficient current model offered by Appraisal Management Companies ("AMC") that provide a middleman third party between a potential appraiser and lender to maintain compliance with the Dodd-Frank Act and other applicable state laws and regulations but add very little additional value. Our Platform adds significant value and efficiencies to the Appraisal process by reducing the time from ordering to completion, eliminates uncertainty in pricing that currently occurs for lenders and scores each appraiser on each transaction. This has the significant benefit of and creating a more efficient process that results in a more favorable time to close for customers. No one in the market currently offers an identical service.

Broadly, Veptas offers an alternative to the current AMC Model and is intended to operate to: 1. remove inefficiencies present in the current AMC Model, 2. deliver increased value to lenders, 3. deliver increased remuneration to appraisers, and 4. expedites the overall appraisal process and consequently, improve the times to close a mortgage loan by a lender that utilizes the Platform. We achieve these benefits and improvements by replacing the mere functionary straw intermediary aspects of the current AMC Model with our automated Platform. The Platform 1. allows lenders and appraisers to enter information about appraisals directly, which has the effect of expediting compliant communication between parties, 2. eliminates the uncertainty of pricing that has been a negative factor that has arisen over time in the AMC Model, and 3. incents accountability by applying a proprietary expert scoring model to each appraiser and appraisal transaction with longitudinal regressions, and reviews.

More specifically, upon initiation of the appraisal process, Veptas takes the property information and by accessing public data and applying our proprietary cost of services value analyses to the given appraisal and specific appraiser creates a proprietary "Complexity Score". The Complexity Score determines if the subject property of an appraisal is "uniform" or "complex" through an examination of multiple factors to determine and refine the appropriate, full and final cost for the appraisal by a given appraiser in that market. By utilizing a Complexity Score on each appraisal transaction, we simultaneously eliminate the uncertainty of pricing associated with the


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

determination of the 'complex nature" of the specific appraisal[1] and speeding up the entire ordering process between the lender and the appraiser.

The Platform also ensures that the best appraiser for the assignment is engaged on a project, by utilizing a proprietary algorithm ("Assignment Logic") that incorporates public and proprietary data, including an appraiser's geographic location and performance history.

Quality control is maintained through our end to end proprietary expert system review process that includes audit trails, step by step validation and timestamping throughout the process that catches errors made by appraisers and functions as a real-time quality control for the appraisers. Our expert system review process is data-driven, adherent to existing appraisal rules and is also customizable to any lender's specific need. The Platform also uses the Veros Pathways preview service to aid in quality control and compliance checks and would include an Automated Valuation Model ("AVM") review.

Final appraisals will be delivered using a Uniform Collateral Data Portal ("UCDP") and an Electronic Appraisal Delivery ("EAD"), both with their accompanying Successful Submission Reports ("SSR"). All communication would be Appraiser Independence Requirements ("AIR") compliant.

The Platform also provides a secure storage of appraiser information ("Veptas Appraisal Repository"), including vetted appraisers and appraisals, licensing information, proof of Errors and Omissions insurance ("E&O Insurance"), and background checks. The platform will also send automated emails to remind appraisers to update their information.

The use of Veptas can assist in ensuring end-to-end monitoring and management of orders and allow a faster turnaround on appraisals and loans for lenders. Benefits for appraisers include increased fees, eliminating the standard AMC fee sharing model that can sometimes cost appraisers 50% of total fees collected from lenders, and may also charge appraisers a 25% uploading fee. Finally, we anticipate appraisers will over time come to consider Veptas an efficient vendor portal.

The provision of the Platform to Lenders is offered as a solution for expediting a portion of the loan closing process which results in improved turn times connected to the efficiency and higher net revenues paid to appraisers through the open referral, communication, and delivery through one automated portal. The Platform does this by utilizing data-driven business rules, real-time and near real-time analytics, and leading-edge quality control functionality.

The Platform is offered as freeware to lenders and consumers and generates an average Technology Fee paid to Veptas of $70 per transaction. Our current forecast is to be at 10,000 appraisal orders

---

[1] Properties are either deemed uniform or complex by appraisers. A complex property requires additional labor and effort by the appraiser and thus requires additional payment. What has occurred in the AMC Model is that because AMCs are taking anywhere from 20%-40% of the fees that used to be paid to the appraisers directly, an occurrence that has evolved to being more frequent is appraisers waiting to respond to a given appraisal order and then asserting that a property is complex, when it in actuality is not complex but uniform. This has the effect of increased appraiser profitability and cost to the lender that cannot be passed on to the consumer due to disclosures that have typically occurred as required by the Truth in Lending Act. See TRID Disclosures 12 CFR 1026.



OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,300**
Maximum Amount	**100,000**	**$500,000**	**$465,000**

per month within one year of activation and 50,000 transactions per month at the end of year three. These forecasts would equate to monthly gross revenue of $700,000 at the end of year one, and $3,500,000 at the end of the third year of operations with annualized gross revenue of $8,400,000 at the end of year one and $42,000,000 at the end of year three. Gross profit margins are anticipated to be in the 60% or greater range.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Related party Transactions

- Two of the owners of Veptas, John Iatesta and John George who each own 16.66 % of Veptas also own 100% of Masterserv Financial Inc which has licensed the C3 decision engine to Veptas. The C3 engine is the core underlying technology that runs the Platform. Veptas has an Option to purchase the C3 IP and all rights for the cost basis from Masterserv. The risks related to related persons controlling the ownership of the core technology to operate the Platform is notable. Such risks are mitigated in part by the Option to purchase the C3 IP.

Risks Related to our Operations

- We depend on our ability to access data from external sources to maintain and grow our businesses. If we are unable to access needed data from these sources or if the prices charged for these services increase, the quality, pricing and availability of our products and services may be adversely affected, which could have a material adverse impact on our business, financial condition, and results of operations.

- Failure to comply with government regulations or changes in government regulations could result in regulatory penalties or prohibit or limit our or our customers' operations or make it more burdensome to conduct such operations, which could have a material adverse effect on revenues, earnings and cash flows.


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$10,000**	**$9,300**
Maximum Amount	**100,000**	**$500,000**	**$465,000**

- Systems interruptions may impair the delivery of our products and services, causing potential customer and revenue loss.

- Our revenue from customers in the mortgage and consumer lending industries is affected by the volume of real estate transactions. As a result, declines in transaction volumes in these industries may materially adversely affect our business and results of operations.

- We rely on our top customers for a significant portion of our revenue and profit, which makes us susceptible to the same macro-economic factors that our customers face. If these customers are negatively impacted by current economic conditions, or if the terms of our relationships with these customers change, our business, financial condition and results of operations could be adversely affected.

- Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our outstanding debt

- We rely upon proprietary technology and information rights, and if we are unable to protect our rights, our business, financial condition and results of operations could be harmed.

- Since there are no traditional safeguards of actual equity or ownership interest in the Company, many of the state law safeguards including without limitation those related to fiduciary obligations of majority shareholders to minority shareholders may not or do not apply. This is a material risk that should be noted, considered and reviewed with counsel.

- The instruments governing our indebtedness subject us to various restrictions that could limit our operating flexibility.

- We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

- Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

- The acquisition and integration or divestiture of businesses by us may not produce the desired financial or operating results.

- We have substantial investments in recorded goodwill as a result of prior acquisitions and an impairment of these investments would require a write-down that would reduce our net income.

- We may not be able to effectively achieve our cost-containment or growth strategies, which could adversely affect our financial condition or results of operations.

- Revenues may decline during periods when the demand for our products decreases.

- Earnings may be reduced if acquisition projections are inaccurate.



OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

- Our information suppliers may be unable to provide us accurate data in a timely manner.

- We may be unable to process information in an accurate and timely manner.

- The Company may elect to prepay the DUSTO.

- The forecasts of transactions, gross revenue and gross profit contained in Section 7 above or anywhere else disclosed could be inaccurate.

- We may never issue security tokens.

- The DUSTO rights are clearly defined herein. All other rights are owned by the "Shareholders" all of whom are also Officers and Directors of the Company and operate it on a day to day basis. Shareholders may take actions that benefit will inure solely to the Shareholders and not to DUSTO Lenders. For illustrative and example purposes only, and not intended to be a complete list, the Shareholders can sell their shares, transfer or sell control of the Company, merge or dissolve the Company, borrow monies, sell additional common or preferred shares, enter into contracts, buy or sell assets, pay, prepay or not pay any obligation including the DUSTO, initiate litigation or arbitration and any number of other permitted Shareholder or Officer actions acts that could potentially impact DUSTO Lenders differently than the Shareholders. Any one of these acts or omission either individually or in concert or combination could negatively impact DUSTO Investors.

- ***Risks Related to Our Business and Industry***

- Regulatory developments with respect to use of consumer data and public records could have a material adverse effect on our business, financial condition and results of operations.

- If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, or if we are unable to provide adequate security in the electronic transmission of sensitive data, it could have a material adverse effect on our business, financial condition and results of operations.

- If our products or services are found to infringe on the proprietary rights of others, we may be required to change our business practices and may also become subject to significant costs and monetary penalties.

- The impact and results of the announcement that we were evaluating strategic alternatives, and the subsequent announcement that the review has terminated, are uncertain.

- Disruptive technology, could gain attention of competitors and other parties.

- Automatic Evaluation Method may supplant The Appraisal Model.

- We could be forced out of the industry and market.



OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,300**
Maximum Amount	**100,000**	**$500,000**	**$465,000**

THE BOTTOM LINE: If we do well, the token should do well also, yet life offers no guarantees, and neither can we.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

<u>Please only invest what you can afford to lose.</u>


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

THE OFFERING

9.   What is the purpose of this offering?

Veptas plans to use the capital raised to pay for additional system development resources, hardware costs, servers and other third-party expenses. Both the internal expert systems associated with the Platform and the access to both public and proprietary data as well as the external facing websites and portals will be enhanced.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	*If Maximum Offering Amount Sold*
Total Proceeds	**$10,000**	**$500,000**
Less: Offering Expenses (FP Fees)	$700	$35,000
Net Proceeds	**$9,300**	**$465,000**
Use of Net Proceeds		
Marketing/ Advertising	$6,500	$105,000
Campaign Marketing/Reimbursement	$2,800	$6,500
Estimated Attorney Fees		$15,000
Estimated Accountant Fees		$15,000
Technology/Platform Development		$200,000
Hardware Expense		$40,000
Other 3rd Party Expenses		$40,000
General Operating Capital		$43,500
Total Use of Net Proceeds	**$9,300**	**$465,000**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.



OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered. Do you have suggested language for this?

TERMS OF THE SECURITIES
Summary
The Company is offering Debt Until Security Token Offering (each, a "<u>DUSTO</u>" and, collectively, the "<u>DUSTOs</u>"). Purchasers of the DUSTOs are referred to as "<u>Lenders</u>".   Certain definitions used in this Summary section are included below.

On the Maturity Date the Lenders will be entitled to repayment of amounts loaned pursuant to the DUSTO, plus interest accruing thereon at the Interest Rate from the date of the DUSTO until the entire amount loaned under the DUSTO is repaid. If the initial closing of the Security Token Offering occurs on or prior to October 15, 2021, amounts due under the DUSTOs, plus any accrued and unpaid interest, will be paid in Tokens. If the initial closing date of the Security Token Offering has not occurred on or prior to October 15, 2021, the DUSTOs, plus any accrued and unpaid interest, shall be due and payable in cash. The Company shall have up to thirty (30) calendar days from the Maturity Date to make any payments that may be due to Lender.
Additional information regarding the DUSTO's key terms is provided below. **Prospective Lenders should review the entirety of this document and the form of DUSTO attached hereto as Annex 1 and incorporated herein by reference as if set forth here in full.**

The DUSTOs

Principal, Interest and Maturity
In this Offering, the Company will issue to Lenders up to an aggregate purchase amount of $500,000.00 of DUSTOs. The Company shall fully repay the amounts loaned under the DUSTOs and any interest accrued thereon, by cash, on the "Maturity Date" which will be the earlier of (i) thirty (30) days following the initial closing date of the Security Token Offering, and (ii) October 15, 2021 (the "<u>Final Maturity Date</u>").

Simple interest on each DUSTO will accrue at the rate of twenty percent 20.0% per annum (the "<u>Interest Rate</u>") from the initial issuance date of such DUSTO to, but excluding, the Maturity Date and will be payable


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

to the Lender that is entitled to receive the payment of the principal amount of the DUSTO either in Tokens or in cash, as applicable.

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. If the payment date falls on a day that is not a business day, payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount payable for the period from and after such Maturity Date.

Conversion upon the Security Token Offering
If the initial closing date of the Security Token Offering occurs on or prior to the Final Maturity Date, each DUSTO shall convert into a number of Tokens equal to the aggregate principal amount loaned under such DUSTO, plus interest accrued thereon at the Interest Rate, divided by the Token Price. The "Token Price" shall be the lowest undiscounted price received by the Company in the initial closing of the Security Token Offering. By way of illustration, if the Token Price is equal to $1.00 per Token and the aggregate amount due and payable under the DUSTO is equal to $1,000.00, the Lender would receive 1,000 Security Tokens. The transfer of Security Tokens to the Lender constitutes satisfaction of the Company's debt repayment obligations so long as the Company utilizes the digital key or public address provided by the Lender.

Repayment upon the Final Maturity Date
If the initial closing date of the Security Token Offering has not occurred on or prior to the Final Maturity Date, the DUSTOs, plus any accrued and unpaid interest, shall be due and payable in cash.

Amendment of DUSTOs
Each DUSTO will be one of a series of similar instruments entered into by the Company from time to time. Any provision of the DUSTOs may be amended, waived or modified only upon the written consent of the Company and the holders of a majority in aggregate principal amount of all DUSTOs outstanding at the time of such amendment, waiver or modification.

Dissolution Event prior to DUSTO Termination
If a Dissolution Event occurs before the Company's repayment obligations under the DUSTO have been satisfied in full, to the fullest extent permissible by law and subject to the rights of any Senior Indebtedness, the Company shall pay an amount to each Lender equal to the unpaid aggregate principal amount of the DUSTO, plus any accrued and unpaid interest thereon, due and payable to the Lender immediately prior to, or concurrent with, the consummation of the Dissolution Event.

The aggregate principal amount and any such interest shall be paid prior and in preference to any distribution of the assets of the Company to holders of any outstanding equity interests of the Company or to holders of any outstanding Tokens, by reason of their ownership thereof. If, immediately prior to the consummation of the Dissolution Event, the assets of the Company that remain legally available for distribution to the Lenders and all holders of all other debt ranking equally in right of payment with the DUSTOs (the "Dissolving Parties") are insufficient to permit the payment to the Dissolving Parties of their respective unpaid debt amounts, then the remaining assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Parties in proportion to the unpaid debt amounts they would otherwise be entitled to receive.

"Dissolution Event" means the (i) a voluntary termination of the Company's operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the voluntary filing for bankruptcy protection or making of a general assignment for the benefit of creditors; (iv) an involuntary bankruptcy petition that is not dismissed within sixty (60) days, or (v) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

"Senior Indebtedness" means any (i) indebtedness, liabilities and other obligations of the Company or with respect to which the Company is a guarantor, to banks, insurance companies or other lending or thrift institutions regularly engaged in the business of lending money, whether or not secured, (ii) indebtedness, liabilities and other obligations of the Company under any line of credit or revolving credit facility, (iii) any deferrals, renewals or extensions or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, and (iv) the Company's obligations under any secured debt.

Termination of DUSTO
Each DUSTO will terminate upon the Company satisfying its repayment obligations under such DUSTO in full (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the DUSTO that, in either case, has not been cured).

Voting and Other Rights
Unlike common equity or any preferred equity that may be issued by the Company, the DUSTOs will not provide any protective provisions, rights to purchase future securities issued by the Company or its affiliates (so-called, "preemptive rights") or voting rights, including the right to elect members of the Board of Directors of the Company or any of its affiliates or voting on other matters of the Company or any of its affiliates. Except in the limited circumstances described herein, the DUSTOs do not convey any liquidation, information or inspection rights. The Company and its officers, directors, affiliates, and employees will not have fiduciary duties to the Lenders.

Liability Waiver and Arbitration

The DUSTO includes a liability limitation to the amount of the Lender's loan and a clause requiring arbitration of disputes between the Company and Lenders and preventing class actions.

The Tokens
The Veptas Technology Solutions tokens ("veptascoins" or the "Tokens") will be digital blockchain tokens developed, produced and offered by the Company as part of the Security Token Offering. The Tokens are not intended to be or represent an interest in any monetary value, to serve as a medium of exchange, or to otherwise function as currency or as a substitute for currency. The Tokens are subject to dilution, including through the issuance of bonus Tokens and Tokens to future investors, third-parties, officers, employees and directors and affiliates.

A "Security Token Offering" will be deemed to occur upon the initial closing of the Company's first public sale of its Tokens, to be used on an established decentralized blockchain protocol created or licensed by the Company. A Security Token Offering will only be considered one in which the existence of the offering is made public and Security Tokens can be purchased by some or all segments of the general public (e.g., accredited investors or US residents) pursuant to a registration statement under the Securities Act or exemption from the Securities Act, including pursuant to Regulation A. Tokens that may not be purchased by some or all segments of the general public (e.g., accredited investors or U.S. residents) pursuant to a registration statement under the Securities Act or exemption therefrom will not be considered issued pursuant to a Security Token Offering.

The Company intends for the Tokens to represent an investment contract with the Company that will entitle the holders to receive their proportional pro rata profit distributions of approximately 12% of company profits based on the Company's financial performance after all expenses plus 20% are retained by the Company. All distributions must be approved by the Company's Board of Directors. The Tokens do not represent an equity interest in the Company or any of its affiliates and possess no voting or other rights normally associated with equity ownership.


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

The Company intends for the Tokens to be ERC20 compliant, which would enable the secondary market purchase and sale of veptascoins through regulated exchanges known as Alternative Trading Systems ("ATS") that support crypto assets. Few of these crypto ATS systems are currently operational. Through a valid extension to ERC20, we anticipate that the Token will provide for the payment of distributions in ether within the Ethereum blockchain to the holder of the Token without compromising liquidity.

The Company may issue an unlimited amount of DUSTOs or other securities after the conclusion of this Offering. The Company's obligations under the DUSTO will not be obligations of the Company's subsidiaries or any of its affiliates.

Token Distribution Rights
Distributions will be made when and as determined by the Company. Any amounts that the Company determines are reasonably necessary to pay the Company's expenses and create reserves for the Company's obligations and activities will reduce the amount of cash available for distribution to holders of Tokens.

Token Holder's Right to Receive Liquidation Distributions
In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of any other liquidation transaction other than a Company Sale (as defined below), we intend that the holders of all security tokens issued by the Company, including the Tokens, will share ratably in approximately 0% of the Net Asset Amount (as defined below). The holders of common stock of the Company will be entitled to the remainder of the Net Asset Amount. "Net Asset Amount" means assets legally available for distribution to the holders of Tokens and stockholders of the Company after the payment of all the Company's debts and other liabilities. The Company's obligations to pay a portion of the Net Asset Amount to the holders of the Token will be a contractual obligation and not an obligation pursuant to the Delaware General Corporation Law.
The Company may issue additional tokens in the future that relate to different business lines or products. All security tokens issued by the Company, including the Tokens, will share ratably in this liquidation distribution.

Phantom Equity Distribution
We intend for the holders of the Tokens to benefit from a potential increase in value of our Company's equity. Token holders will be granted a contractual right to receive consideration that is equivalent to 4% of the equity in the Company, which will be distributed upon the occurrence of a Company Sale. If a Company Sale occurs, each Token will be eligible to receive its pro rata share of the consideration allocated to this "phantom equity" on a pro-rata basis.

The phantom equity is fixed, and the equity allocated for the benefit of Token holders will be subject to dilution if the Company issues additional equity, such as to investors, directors, employees and consultants, without allocating additional shares of phantom stock to holders of our Tokens. Additionally, the benefits of the equity allocation will be distributed pro-rata across all Tokens, so that if we issue more Tokens, the benefits of the equity allocation for Token holders will be further diluted. The Company has the right to issue an unlimited number of Tokens and an unlimited amount of equity without the approval of Token holders.

"Company Sale" means (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from Company stockholders shares representing more than fifty percent of the outstanding voting power of the Company, (b) a merger or consolidation in which the Company is a party or a subsidiary of the Company is a party and the Company issues shares of its capital stock, except any transaction in which the shares of capital stock outstanding prior to the transaction continue to represent, immediately following the transaction, at least of majority of the outstanding voting power of the surviving corporation or parent of such surviving corporation, or (c) the sale, lease, transfer or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, except to a wholly-owned subsidiary of the Company.


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

Company Redemption Right

Further, the Company intends for the Tokens to be subject to a redemption right in favor of the Company. The redemption right may be exercised by the Company only upon the approval of the token holders holding a majority of the tokens then outstanding, excluding any tokens held by the Company, the acquirer of the Company in the event of a Company Sale, or any of their respective affiliates.

In the event that the Company is acquired, and the acquirer of the Company also wishes to acquire, purchase, redeem or extinguish all of the Tokens, the acquirer will offer a redemption price for the Tokens to each Token holder. If the holders representing at least a majority of the Tokens accept the purchase offer for the Tokens, then the redemption price will be distributed to the Token holders and all Tokens will be extinguished.

Voting and Other Rights

Unlike common equity or any preferred equity that may be issued by the Company, the Tokens will not provide any protective provisions, rights to purchase future securities issued by the Company or its affiliates (so-called, "preemptive rights") or voting rights, including the right to elect members of the Board of Directors of the Company or any of its affiliates or voting on other matters of the Company or any of its affiliates, except as described above under "Equity Distribution and Redemption Rights." As a result, all matters requiring the vote of shareholders will be determined by the common stockholders.

Except in the limited circumstances described herein, the Tokens do not convey any liquidation, information or inspection rights. The Company and its officers, directors, affiliates, and employees will not have fiduciary duties to the Token holders.

No Warranties

The Tokens will be delivered on an "AS IS" basis without any warranties.

Information and Reporting Rights

Lenders will not receive and will not be entitled to information or reports from the Company. However, as required by Regulation Crowdfunding, the Company will file an annual report, including financial statements, electronically with the SEC and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Upon the occurrence of certain events, the Company may stop providing such annual reports to Lenders. See "REGULATORY—ANNUAL REPORTS."

The Company may also provide other information to Lenders as may be required under U.S. federal tax law.

Transferability of securities

The DUSTOs are, and Tokens will be, securities pursuant to the Securities Act of 1933 and applicable regulations. As a result, the DUSTOs and Tokens will be subject to restrictions on transferability. For one year from the issuance of the DUSTOs, the DUSTOs or the Tokens may only be resold:

1. To the Company;
2. To an accredited investor;
3. As part of an offering registered with the SEC; or
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

We currently do not intend to repurchase any of the DUSTOs or the Tokens or to facilitate a registered offering whereby Lenders may sell their DUSTOs or Tokens. When issued, the Tokens may also be subject to restrictions on transfer, including if a transfer would have a reasonable likelihood of requiring registration or qualification of the transfer, the Company, the Parent Company or its affiliates or the securities of any of them under applicable U.S. federal, state or foreign securities laws.


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D promulgated under the Securities Act, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the DUSTOs or Tokens to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning a cohabitant occupying a relationship generally equivalent to that of a spouse), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships.

Documentation

The purchase and sale of the rights shall be on the terms and conditions set forth in the DUSTO, which contains certain representations, warranties and covenants of the Company and the Lenders. The form of the DUSTO is attached to this memorandum.

Bonus Tokens

In the event that the Company successfully issues Tokens in a Security Token Offering, the DUSTO will be repaid in Tokens. By investing in the DUSTO by the dates listed below, a Lender will receive bonus Tokens listed below if the Security Token Offering occurs prior to the Final Maturity Date.

- 100% bonus Tokens if a Lender invests in the DUSTO on or before November 16, 2018.
- 50% bonus Tokens if a Lender invests in the DUSTO on November 17, 2018 and on or before December 14, 2018.
- 25% bonus Tokens if a Lender invests in the DUSTO on December 15, 2018 and on or before January 18, 2019.

All dates end at 11:59pm San Francisco, California time.

By way of illustration, if the aggregate amount due and payable under a DUSTO is equal to $1,000.00 and the Token Price is equal to $1.00 per Token, the Lender would receive 1,000 Tokens. If the Lender invested in the DUSTO after November 16, 2018 and on or before December 14, 2018, the Lender would receive 50% bonus Tokens, or an additional 500 Tokens.

All calculations of bonus Tokens will be rounded down to the nearest whole Token. The issuance of the bonus Tokens will result in dilution to holders of the Tokens.

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16. How may the terms of the securities being offered be modified?

Each DUSTO will be one of a series of similar instruments entered into by the Company from time to time. Any provision of the DUSTOs may be amended, waived or modified only upon the written consent of the Company and the holders of a majority in aggregate principal amount of all DUSTOs outstanding at the time of such amendment, waiver or modification.

Restrictions on Transfer of the Securities Being Offered



Veptas Technology Solutions, Inc.
5 Great Valley Parkway, Suite 210
Malvern, PA 19355

OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$10,000**	**$9,300**
Maximum Amount	**100,000**	**$500,000**	**$465,000**

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;

(2)   to an accredited investor;

(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

The issuer has authorized and issued 100 common shares at $1.00 par value. The shares are held equally by the six directors described above.

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☑ Yes ☐No

The six existing "Shareholders" collectively own 100% of the common shares of the Company. All voting rights and dividend rights attributable to common share are owned by individually by each Shareholder in the amounts of 16.6666%. DUSTO owners have no voting rights nor any right to a prorate distribution. DUSTO Lenders are only entitled to the rights described herein and nothing else. Under no scenario contemplated will a DUSTO Lender ever become an equity owner of any class of equity of the Company.

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The DUSTO rights are clearly defined herein. All other rights are owned by the Shareholders all of whom are also Officers and Directors of the Company and operate the Company on a day to day


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

basis. Shareholders may take actions the benefit(s) of which may inure solely to the Shareholders and not to DUSTO Lenders. For illustrative and example purposes only, and not intended to be a complete list, the Shareholders can sell their shares, transfer or sell control of the Company, merge or dissolve the Company, borrow monies, sell additional common or preferred shares, enter into contracts, buy or sell assets, pay, prepay or not pay any obligation including the DUSTO, initiate litigation or arbitration and any number of other permitted Shareholder or Officer actions acts that could potentially impact DUSTO Lenders differently than the Shareholders. Any one of these acts or omission either individually or in concert or combination could negatively impact DUSTO Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    Due to the new and unique structure of this security, current valuation methods are not applicable to the security. Until the event of conversion, the DUSTO is a debt instrument. The valuation of the company does not and cannot play any role in figuring out the price per unit of DUSTO, therefore the price was and arbitrarily set.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

    The DUSTO does not offer any ownership in the company, only lenders. Please see Question # 13 for details.

23. What are the risks to purchasers associated with corporate actions including:

    Additional issuances of securities:
    Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

    Issuer repurchases of securities:
    The company may have the authority to repurchase its securities from DUSTO Investors, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

    A sale of the issuer or of assets of the issuer:
    As a DUSTO or Token holder, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value.

    Transactions with related parties:
    The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring a Token, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$10,000**	**$9,300**
Maximum Amount	**100,000**	**$500,000**	**$465,000**

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not issued any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

For 26. (1) - (4) the Answer to all is No.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑Yes ☐No

We have been in development and we launched the technology and services in June 2018. We have closed upon our first group of financial institutions numbering approximately 130. We anticipate revenues to generate from these customers but have not received actual revenues at the time of filing.

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Since inception until end of June 2018 the company spent about $62,000 in software/website development, and we spent about $8,000 on various expenses, out of which, about $4,700 was for website hosting. We have about $3,500 cash in the bank account.


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Veptas Technology Solutions, Inc.
For the Six Months Ended June 30, 2018
With Independent Accountant's Review Report

Veptas Technology Solutions, Inc.
Financial Statements
For the Six Months Ended June 30, 2018

Contents



Veptas Technology Solutions, Inc.
5 Great Valley Parkway, Suite 210
Malvern, PA 19355

OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Veptas Technology Solutions, Inc.

I have reviewed the accompanying financial statements of Veptas Technology Solutions, Inc., which comprises the balance sheet as of June 30, 2018, and the related statements of income, changes in stockholders' equity, and cash flow for the six months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
July 18, 2018

2



OFFERING STATEMENT

22,000 Units of **DUSTO** (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

Veptas Technology Solutions, Inc.

Balance Sheet

	June 30,2018
Assets	
Current assets:	
Cash and cash equivalents	$ 3,462
Related party receivable	100
Total current assets	3,562
Website Portal (*work-in-process*) *(see note 2)*	62,792
Security deposit *(note 3)*	75
Total assets	$ 66,429
Liabilities and Stockholders' equity	
Current liabilities:	
Trade and other payables	4,056
Total current liabilities	4,056
Long-term obligations	-
Total liabilities	4,056
Stockholders' equity:	
Common Stock, par value $1:	
Authorized, Issued and outstanding shares, 100	100
Additional Paid-in capital	70,400
Retained deficit	(8,127)
Total Stockholders' equity	62,373
Total liabilities and Stockholders' equity	$ 66,429

See Independent Accountant's Review Report.



OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

Veptas Technology Solutions, Inc.

Statements of Operations
For the Six Months Ended June 30,

	2018
Revenues	$ -
Expenses:	
Advertising and promotions	899
Bank charges	100
Legal fees	308
Office expenses	295
Rent	292
Start-up expenses	579
Travel and Meals	779
Website hosting	4,781
Total operating expenses	8,033
Net loss	$ (8,033)

See Independent Accountant's Review Report.

Veptas Technology Solutions, Inc.

Statements of Changes in Stockholders' Equity

	Common stock par value $1	Paid-in Capital	Retained Deficit	Total
Balance at December 31, 2017	$ 67	$ 333	$ (94)	$ 306
Plus: Stockholders' Contributions	33	70,067	-	70,100
Less: Net Loss	-	-	(8,033)	(8,033)
Balance at June 30, 2018	$ 100	$ 70,400	$ (8,127)	$ 62,373

See Independent Accountant's Review Report.



VEPTAS

Veptas Technology Solutions, Inc.
5 Great Valley Parkway, Suite 210
Malvern, PA 19355

OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

Veptas Technology Solutions, Inc.

Statements of Cash Flows

	June 30, 2018
Operating activities	
Net income	$ (8,033)
Increase in receivables	(100)
Increase in security deposit	(75)
Decrease in trades payables	4,042
Net cash used by operating activities	(4,166)
Investing activities	
Web development	(62,792)
Net cash used in investing activities	(62,792)
Financing activities	
Proceeds from capital contributed	70,100
Net cash provided by financing activities	70,100
Net increase in cash and cash equivalents	3142
Cash and cash equivalents at beginning of year	320
Cash and cash equivalents at end of year	$ 3,462

See Independent Accountant's Review Report.


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

Veptas Technology Solutions, Inc.
Notes to Financial Statements
June 30, 2018

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Veptas Technology Solutions, Inc. (the Company) is a development stage Delaware corporation. The Company through its development of a SaaS platform plans to improve the appraisal process for the lender, the prospective borrower and the appraiser. Veptas SaaS platform will utilize existing big data, automation technology and artificial intelligence to streamline the appraisal process of the US residential mortgage lending markets. This technology accelerates the application to closing timeline while simultaneously producing and delivering high quality appraisal products and significantly reduced turn times within a "freeware" communication environment.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using a straight-line mid-month convention over the estimated useful lives of the assets, which for furniture and fixtures, computer equipment, rental assets and most software range primarily from three to five years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the services have been provided to the customer, payments are considered fixed or determinable, and collectability from the customer is reasonably assured.

See Independent Accountant's Review Report.



VEPTAS

Veptas Technology Solutions, Inc.
5 Great Valley Parkway, Suite 210
Malvern, PA 19355

OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

Veptas Technology Solutions, Inc.
Notes to Financial Statements (continued)
June 30, 2018

Income Tax Expense

The Company files income tax returns in the U.S federal jurisdiction and Delaware state jurisdiction. For the year ended, the corporation's estimated income tax benefit is $1,607, that the company can take it forward 15 years.

2. Website Portal Development

As of the date of financial statements, company is in the process of developing a website portal. It is scheduled to be completed within a year to two-year time frame. The company has decided that software has infinite life.

3. Security Deposit

Security deposit is a one month rent of $75 for the virtual facility lease.

4. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Common Stock is entitled to one vote.

5. Commitments and Contingencies

As of the date of issuance of financials, July 18, 2018, the Company has operating lease agreement for office facilities. A summary of the lease commitment under non-cancelable operating leases before sales taxes, at June 30, 2018, is as follows:

Year ending December 31,	
2018	$ 450
2019	150
	$ 600

See Independent Accountant's Review Report.



Veptas Technology Solutions, Inc.
5 Great Valley Parkway, Suite 210
Malvern, PA 19355

OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$10,000**	**$9,300**
Maximum Amount	**100,000**	**$500,000**	**$465,000**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☑ No
(B) engaging in the business of securities, insurance or banking?
☐ Yes ☑ No
(C) engaging in savings association or credit union activities?
☐ Yes ☑ No
(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No



OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑No

   (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑No

   (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑No

   (ii) Section 5 of the Securities Act? ☐ Yes ☑No
   If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.



OFFERING STATEMENT

22,000 Units of **DUSTO (**Debt Until Security Token Offering**) at $5.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,300**
Maximum Amount	**100,000**	**$500,000**	**$465,000**

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

      (1)   any other material information presented to investors; and
      (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include

- (a) a description of the material content of such information;
- (b) a description of the format in which such disclosure is presented; and
- (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure. Video Link to come

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 20 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: www.veptas.com

---

The issuer must continue to comply with the ongoing reporting requirements until:

      (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
      (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
      (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
      (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
      (5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

THERE IS NO ASSURANCE THAT THE OFFER, SALE OR PURCHASE OF THIS INSTRUMENT OR SECURITY TOKENS WILL BE DEEMED "COMPLIANT" BY ANY REGULATORY AUTHORITY. PROSPECTIVE PARTIES TO THIS INSTRUMENT SHOULD NOT CONSTRUE THIS INSTRUMENT OR ANY OTHER ATTENDANT COMMUNICATIONS AS LEGAL, INVESTMENT, TAX, REGUATORY, FINANCIAL, ACCOUNTING OR OTHER ADVICE. PRIOR TO OFFERING, SELLING OR PURCHASING THIS INSTRUMENT OR ANY SECURITY TOKENS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL, INVESTMENT, TAX, ACCOUNTING, AND OTHER ADVISORS TO DETERMINE THE POTENTIAL BENEFITS, BURDENS, RISKS, AND OTHER CONSEQUENCES OF SUCH TRANSACTION. THE TAX TREATMENT OF THIS INSTRUMENT AND ANY SECURITY TOKEN OFFERING IS UNCERTAIN. THERE MAY BE ADVERSE TAX CONSEQUENCES FOR INVESTORS UPON CERTAIN FUTURE EVENTS. AN INVESTMENT PURSUANT TO THIS INSTRUMENT AND THE SECURITY TOKENS DESCRIBED HEREIN MAY RESULT IN ADVERSE TAX CONSEQUENCES FOR INVESTORS OR ISSUERS, INCLUDING WITHHOLDING TAXES, INCOME TAXES, SALES OR USE TAXES, AND TAX REPORTING REQUIREMENTS.



OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

VEPTAS TECHNOLOGY SOLUTIONS, INC.

DEBT UNTIL SECURITY TOKEN OFFERING ("DUSTO")

In exchange for the loan by the undersigned lender (the "**Lender**") in the amount of US$[_____] (the "**Debt Amount**") made on or about [Date of DUSTO] to Veptas Technology Solutions, Inc. a Delaware S-Corporation (the "**Company**"), on the Maturity Date the Lender is entitled to repayment of the Debt Amount with interest accruing thereon at the Interest Rate from the date of this DUSTO until the entire Debt Amount is satisfied, payable in cash. At the Lender's option, upon the Security Token Offering (defined below) the DUSTO is convertible into Security Tokens. The Company shall have up to thirty (30) calendar days from the Maturity Date to make any payments that may be due to Lender.

1. *Events*

(a) **Repayment of Debt**.

(i) *Repayment in Ordinary Course.* The Company shall fully repay the entire Debt Amount and any interest accrued thereon, by cash, on the "Maturity Date" which will be the earlier of (i) thirty (30) days following the initial closing date of the Security Token Offering and (ii) October 15, 2021. The Company's obligations under this DUSTO will not be obligations of the Company's parent, subsidiaries, or any of its affiliates. Within thirty (30) days following the initial closing date of the Security Token Offering, if any, the Company will satisfy its repayment obligations under this DUSTO and other DUSTOs contemporaneously issued as part of the same offering in full, including any accrued and unpaid interest, the entire Debt Amount shall be due and payable to Lender, together with interest accrued on the entire Debt Amount.

(ii) *Repayment upon Dissolution Event*: In the event a Dissolution Event occurs prior to all of the Company's repayment obligations hereunder being satisfied pursuant to Section 1(a)(i) hereof, the Company's Debt Amount shall be due and payable in cash together with interest accrued on the Debt Amount at the Interest Rate and repayment will be made to the Lender subject to Section 1(c) hereof.

(iii) *Interaction with other DUSTO's and Obligations.* The Company shall have the right to prepay the Debt Amount and interest accrued thereon without any prepayment penalty. This DUSTO and any others of like-kind, issued by the Company shall rank *pari passu* as to the payment of principal and interest. The Lender agrees that any payments or prepayments to the Lender and to the holders of other DUSTOs, whether principal, interest or otherwise, shall be made pro rata among the Lender and the other holders of other DUSTOs issued by the Company based upon the aggregate unpaid principal amount of this DUSTO and the other DUSTOs issued by the Company. By accepting this DUSTO, the Lender agrees that all payments on account of the indebtedness, liabilities and other obligations of the Company to the Lender, including, without limitation, all amounts of principal, interest accrued hereon, and all other amounts payable by the Company to the Lender under this DUSTO or in connection herewith shall be subordinated and subject in right of payment, to the extent and manner set forth herein, to the prior payment in full in cash or cash equivalents of any Senior Indebtedness of the Company.

(b) **Conversion**. If the Security Token Offering occurs triggering a Maturity Date pursuant to 1(a)(i), at the Lender's option, the DUSTO will convert into a number of Security Tokens equal to the aggregate


22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

principal amount loaned under all DUSTOs held by the Lender, plus interest accrued thereon at the Interest Rate, divided by the Token Price (the Lender's right described in this sentence being the "**Conversion Right**"). The "**Token Price**" shall be the lowest undiscounted price received by the Company in the initial closing of the Security Token Offering. By way of illustration, if the Token Price is equal to $4.00 per Security Token and the aggregate amount due and payable under the DUSTO is equal to $1,000.00, the Lender exercising the conversion option would receive 250 Security Tokens.

Prior to the initial closing of the Security Token Offering, the Company shall provide each Lender with a notice (the "**Conversion Notice**") allowing each Lender to exercise its Conversion Right. If the Lender does not exercise its Conversion Right within 30 days after the date of the Conversion Notice, the Lender's Conversion Right will expire. In the event the Lender exercises its Conversion Right the Lender must provide to the Company in the Lender's response to the Conversion Notice a network address and/or other information necessary to facilitate a distribution of such Security Tokens, Lender is responsible for the accuracy of information provided. Providing an inaccurate digital key or public address for purposes of token transfer often results in irreversible loss. The Company is not liable for its use of inaccurate digital key or public addresses provided by the Lender. In the event the lender exercises its Conversion Right, the transfer of Security Tokens to the Lender constitutes satisfaction of the Company's debt repayment obligations so long as the Company utilizes the digital key or public address provided by the Lender. Any Security Tokens issued in satisfaction of this DUSTO will be delivered on an "AS IS" basis without any warranties.

Security Tokens issued upon a Lender's exercise of its Conversion Right will be, securities pursuant to the Securities Act of 1933 and applicable regulations. As a result, such Security Tokens will be subject to restrictions on transferability. For one year from the issuance of the Security Tokens, the Security Tokens may only be resold:

- To the Company;

- To an accredited investor (as defined by Rule 501(a) of Regulation D promulgated under the Securities Act of 1934);

- As part of an offering registered with the Securities Exchange Commission; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(c) **Priority in Dissolution Event**. If a Dissolution Event occurs before the Company's repayment obligations under the DUSTO have been satisfied in full, to the fullest extent permissible by law and subject to the rights of the Senior Indebtedness, Lender shall have priority over all other creditors with respect to any cash funded by and traceable to Lender remaining in a Company bank or escrow account, and shall have priority shall be returned to Lender, with priority over all other creditors of the Company.

(d) **Termination**. This DUSTO will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance, that, in either case, has not been cured) upon the Company satisfying its repayment obligations in full pursuant to this DUSTO.


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

2. *Definitions*

"**Dissolution Event**" means the (i) a voluntary termination of the Company's operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the voluntary filing for bankruptcy protection or making of a general assignment for the benefit of creditors; (iv) an involuntary bankruptcy petition that is not dismissed within sixty (60) days, or (v) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"**Interest Rate**": means simple interest accrued at an annual rate equal to **twenty percent (20%).** Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. If the payment date falls on a day that is not a business day, payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such maturity date.

"**Proceeds**" means "proceeds" as such term is defined in section 9-102 of the Delaware Uniform Commercial Code and, in any event, shall include, without limitation, all dividends or other income from the Collateral, collections thereon or distributions with respect thereto.

"**Security Tokens**": mean only those digital blockchain tokens issued by the Company as part of the Security Token Offering. The Security Tokens are not intended to be or represent an interest in any monetary value, to serve as a medium of exchange, or to otherwise function as currency or as a substitute for currency. The Security Tokens may be subject to dilution, including through the issuance of Tokens to future investors, third-parties, officers, employees and directors, affiliates.

"**Security Token Offering**" will be deemed to occur upon the initial closing of the Company's first public sale of its Security Tokens, to be used on an established decentralized blockchain protocol created or licensed by the Company. A Security Token Offering will only be considered one in which the existence of the offering is made public and Security Tokens can be purchased by some or all segments of the general public (e.g., accredited investors or US residents) pursuant to a registration statement under the Securities Act or exemption from the Securities Act, including pursuant to the Securities and Exchange Commission's Regulation A. Security Tokens that may not be purchased by some or all segments of the general public (e.g., accredited investors or U.S. residents) pursuant to a registration statement under the Securities Act or exemption therefrom will not be considered issued pursuant to a Security Token Offering.

"**Senior Indebtedness**" means any (i) indebtedness, liabilities and other obligations of the Company or with respect to which the Company is a guarantor, to banks, insurance companies or other lending or thrift institutions regularly engaged in the business of lending money, whether or not secured, (ii) indebtedness, liabilities and other obligations of the Company under any line of credit or revolving credit facility, (iii) any deferrals, renewals or extensions or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness.


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

3. *Company Representations*

(a) The Company is a validly existing and in good standing under the laws of the state of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when Security Tokens are to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws or applicable constituent documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) To the knowledge of the Company, the performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate or equivalent approvals; and (ii) any qualifications or filings under applicable securities laws.

4. *Lender Representations*

(a) The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) THE LENDER HAS BEEN ADVISED THAT THIS DUSTO HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR ANY STATE SECURITIES LAWS AND THIS DUSTO IS OFFERED AND SOLD HEREBY PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT. THE LENDER UNDERSTANDS THAT THIS DUSTO MAY NOT BE RESOLD OR OTHERWISE TRANSFERRED UNLESS IT IS REGISTERED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO RULE 501 OF REGULATION CF, IN WHICH CASE CERTAIN STATE TRANSFER RESTRICTIONS MAY APPLY. The Lender is purchasing this instrument for its own account for investment, not as a


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering**) at $5.00 per Unit**			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,300**
Maximum Amount	**100,000**	**$500,000**	**$465,000**

nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. The Lender has such knowledge and experience in financial and business matters that the Lender is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(c) The Lender is entering in this instrument not with a view to, or for resale or otherwise redistribute the same.

(d) The Lender acknowledges, and is entering into this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Lender acknowledges that the Lender has received all the information the Lender has requested from the Company and the Lender considers necessary or appropriate for deciding whether to acquire this instrument, and the Lender represents that the Lender has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and to obtain any additional information necessary to verify the accuracy of the information given to the Lender. In deciding to purchase this instrument, the Lender is not relying on the advice or recommendations of the Company or of any crowdfunding portal and the Lender has made its own independent decision that the purchase of this instrument is suitable and appropriate for the Lender. The Lender understands that no federal or state agency has passed upon the merits or risks in this instrument or made any finding or determination concerning the fairness or advisability of this purchase.

(f) The Lender understands and acknowledges that as a DUSTO Lender, the Lender shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations. The Lender understands that this instrument is being offered in a regulation crowdfunding offering with other DUSTOs, and all participants in the aforementioned offering, together, "Lenders," will have the same rights and obligations. Notwithstanding the foregoing, the Lender acknowledges that the Company may offer incentives to Lenders based upon the date that the Lender agrees to loan the Company funds on the crowdfunding portal.

(g) The Lender understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and any Security Tokens used to satisfy the debt obligations hereunder.

(h) If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer or sale of this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Lender acknowledges that the Company has taken no action in foreign jurisdictions


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

with respect to this instrument. The Lender acknowledges that the Company has not made any representations regarding this DUSTO's compliance with usury or other lending laws. The Lender understands that Lender bears sole responsibility for any taxes as a result of the matters and transactions the subject of this instrument, and any future acquisition, ownership, use, sale or other disposition of this DUSTO or the Security Tokens held by the Lender. To the extent permitted by law, the Lender agrees to indemnify, defend and hold the Company or any of its affiliates, employees, owners or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company or its owners that result from the issuance of Security Tokens to the Lender pursuant the Public Token Offering) associated with or arising from the Lender's purchase of this DUSTO or the Lender's right to purchase tokens in the Public Token Offering, or the use or ownership of this DUSTO.

5. *Transfer Restrictions*.

(a)   The Lender understands and agrees that the Company may place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this DUSTO or the Security Tokens, together with any other legends that may be required by state or federal securities laws, the Company's certificate of incorporation or bylaws or similar constituent documents, as applicable, any other agreement between the Lender and the Company or any agreement between the Lender and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY JURISDICTION.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   Any provision of this DUSTO may be amended, waived or modified only upon the written consent of the Company and the Lender. This DUSTO sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous disclosures, discussions, understandings and agreements, whether oral or written, between them.

(b)   The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights


OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

or otherwise until shares have been issued upon the terms described herein.

(c)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(d)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(e)   IN NO EVENT SHALL THE COMPANY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS DUSTO, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, EXCEED THE DEBT AMOUNT AND ACCRUED INTEREST DUE UNDER THIS DUSTO. In no event shall any stockholder, officer, director or employee of the Company be liable for any amounts due or payable pursuant to this instrument.

(f)   THE LENDER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS INSTRUMENT.   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Reston, Virginia. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(g)   The parties agree that any arbitration shall be limited to the dispute between the Company and the Lender individually related to this DUSTO only. To the full extent permitted by law, (1) no arbitration shall be joined with any other; (2) no dispute between the parties is to be arbitrated on a class-action basis or will utilize class action procedures; and (3) Lender may not bring any dispute in a purported representative capacity on behalf of the general public or any other persons. Notwithstanding the foregoing, the parties agree that the following disputes are not subject to the above provisions concerning informal negotiations and binding arbitration: (1) any disputes seeking to enforce or protect, or concerning the validity of, any of a party's intellectual property rights; (2) any dispute related to, or arising from, allegations of theft, piracy, invasion of privacy or unauthorized use; and (3) any claim for injunctive relief.

(h)   All repayment obligations may be assigned or transferred by the Company to any of its affiliates provided written notice is provided to Lender.

(i)   The Company shall not be liable or responsible to the Lender, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this DUSTO, when and to the extent such failure or delay is caused by or results from acts beyond the


OFFERING STATEMENT

22,000 Units of **DUSTO (**Debt Until Security Token Offering**) at $5.00 per Unit**			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,300
Maximum Amount	100,000	$500,000	$465,000

affected party's reasonable control, including, without limitation: (a) acts of God; (b) flood, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (d) applicable laws or (e) action by any governmental authority.

(j)   All notices under this instrument will be sent via email or through the platform that facilitated the offering of this instrument, notice will be considered effective when sent. The Company may post updates on its website as a courtesy to Lenders, but is not required to, nor will updates posted exclusively on the Company's website be considered effective notice unless each Lender is directed to said website via email or through the platform that facilitated the offering of this instrument. It is the Lender's sole responsibility to keep the Company informed of any changes in Lender's email address or any transfers of ownership of this instrument. Any notice required or permitted by this instrument will be deemed sufficient when sent by email to the relevant address listed on the signature page, as subsequently modified by written notice received by the appropriate party.

(*Signature page follows*)



Veptas Technology Solutions, Inc.
5 Great Valley Parkway, Suite 210
Malvern, PA 19355

OFFERING STATEMENT

22,000 Units of DUSTO (Debt Until Security Token Offering) at $5.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,300**
Maximum Amount	**100,000**	**$500,000**	**$465,000**

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

VEPTAS TECHNOLOGY SOLUTIONS, INC.

By: ______________________________________

Name: ____________________________________

Title: _____________________________________

Address:__________________________________

Email:____________________________________

LENDER

By:_______________________________________

Name:_____________________________________

Email:_____________________________________

Address:___________________________________
____

Phone:_____________________________________